Exhibit 8.1

ORANGEKLOUD TECHNOLOGY INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Enterprise Software Investment Inc.	British Virgin Islands
MSC Consulting (S) Pte. Ltd.	Singapore
Orangekloud Pte. Ltd.	Singapore
Orangekloud Investments Pte. Ltd.	Singapore
Orangekloud, Inc.	USA
Orangekloud Technology Sdn. Bhd.	Malaysia